January 7, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Ta Tanisha Meadows

Re:	Java Detour, Inc.
Item 4.01 8-K Filed November 14, 2008
File No. 000-52357

Dear Ms. Meadows:

On December 24, 2008, we filed a letter setting forth the responses of Java Detour, Inc. (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 17, 2008 concerning the Company’s Current Report on Form 8-K filed with the Commission on November 14, 2008.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael Binninger

Michael Binninger